SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           GENERAL SIGNAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)


           NEW YORK                                        16-0445660
(State of Incorporation or Organization)       (IRS Employer Identification No.)

                               ONE HIGH RIDGE PARK
                                 P. O. BOX 10010
                           STAMFORD, CONNECTICUT 06404
               (Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration    If this form relates to the
of a class of securities pursuant to        registration of a class of
Section 12(b) of the Exchange Act           securities pursuant to Section 12(g)
and is effective pursuant to General        of the Exchange Act and is effective
Instruction  A.(c), please check the        pursuant to General Instruction
following box: [ /X/ Yes / / No]            A. (d) (2), please check the
                                            following box: [ / / Yes   /x/ No]

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
  TITLE OF EACH CLASS                             NAME OF EACH EXCHANGE ON WHICH
  TO BE SO REGISTERED                             EACH CLASS IS TO BE REGISTERED

  Common Stock                                    New York Stock Exchange, Inc.
  Purchase Rights                                 Pacific Stock Exchange, Inc.

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                                      NONE

                                (Title of Class)




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                  The undersigned registrant hereby amends Items 1 and 2 of its
Registration Statement on Form 8-A (File No. 1- 996), filed with the Securities and Exchange Commission on February 7, 1996, as set forth below.

ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

                  On February 1, 1996, the Board of Directors of General Signal Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $6.67 par value through 1969, par value $1.00 per share issued subsequent to 1969, of the Company (the "Common Stock") to stockholders of record at the close of business on March 21, 1996 (the "Record Date"). The Rights were issued pursuant to a shareholder rights plan which was approved by the Board of Directors on February 1, 1996. The rights plan replaced the Company's prior rights plan which expired on March 21, 1996. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $150 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"), as amended by the First Amendment (the "First Amendment"), dated as of July 19, 1998, to the Rights Agreement by and between the Company and the Rights Agent.

Distribution Date; Transfer of Rights

                  Until the earlier to occur of (i) ten days following the date (the "Shares Acquisition Date") of the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 20% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
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                  The Rights are not exercisable until the Distribution Date.
The Rights will expire at the close of business on March 21, 2006, unless earlier redeemed or exchanged by the Company as described below.

Exercise of Rights for Common Stock of the Company

                  In the event that a Person becomes an Acquiring Person at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right then in effect. Notwithstanding any of the foregoing, following the occurrence of such event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Exercise of Rights for Shares of the Acquiring Company

                  In the event that, at any time following after the occurrence of the event set forth under the heading "Exercise of Rights for Common Stock of the Company" above, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the Purchase Price of the Right then in effect.

Adjustments to Purchase Price

                  The Purchase Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of the Common Stock or convertible securities at less than the then Current Market Price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in the Common Stock) or of subscription rights or warrants (other than those referred to above). Prior to the Distribution Date, the Board of Directors of the Company may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

                  With certain exceptions, no adjustment in the Purchase Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment or (ii) the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an ad-
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justment in cash will be made based on the market  price of the Common Stock on the last trading date prior to the date of exercise.

Redemption and Exchange of Rights

                  At any time prior to 5:00 P.M. New York City time on the tenth day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Independent Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights with, if required, the concurrence of the Independent Directors, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  At any time after the occurrence of the event set forth under the heading "Exercise of Rights for Common Stock of the Company" above, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other securities, cash or other assets deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

                  Until the Rights are exercised or exchanged for Common Stock, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendments to Terms of the Rights

                  Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person); provided, however, that no supplement or amendment may be made on or after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights. The Board of Directors may also, with the concurrence of a majority of the Independent Directors, extend the redemption period for up to an additional 20 days.

                  The term "Independent Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the time that any person becomes an Acquiring Person, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Independent Directors, but shall not include an Acquiring Person or any representative thereof.
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

First Amendment to the Rights Agreement

                  The First Amendment provides, among other things, that neither SPX Corporation, a Delaware corporation ("SPX"), SAC Corp., a Delaware corporation and a wholly- owned subsidiary of SPX ("Sub"), nor any of their Affiliates or Associates will be deemed to be an Acquiring Person by virtue of the approval, execution or delivery of the Agreement and Plan of Merger dated as of July 19, 1998, as may be amended from time to time, among SPX, Sub and the Company (the "Merger Agreement") or the consummation of the transactions contemplated thereby.

                  The First Amendment also adds a new Section 35 to the Rights Agreement, providing that notwithstanding any other provision of the Rights Agreement, as amended by the First Amendment, neither the approval, execution or delivery of the Merger Agreement nor the consummation of the transactions contemplated thereby is or shall be deemed to be an event described in Section 11(a)(ii) or Section 13 of the Rights Agreement, nor will such performance or consummation result in the occurrence of a Shares Acquisition Date, a Distribution Date or any other separation of the Rights from the underlying Common Shares, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of Rights, including giving the holders of the Rights the right to acquire securities of any party to the Merger Agreement.

                  If the Merger Agreement is terminated without the effective time of the Merger having occurred, the First Amendment will be null and void.

                  The foregoing summary description of the First Amendment is qualified in its entirety by reference to the full text of the First Amendment, which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.


Item 2.  EXHIBITS

           4.1 Rights Agreement, dated as of February 1, 1996, between General Signal Corporation, a New York corporation, and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to General Signal Corporation's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on February 7, 1996).







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




           4.2 First Amendment, dated as of July 19, 1998, to the Rights Agreement, dated as of February 1, 1996, by and between General Signal Corporation, a New York corporation, and First Chicago Trust Company of New York, as Rights Agent.















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


                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  July 23, 1998

                                          GENERAL SIGNAL CORPORATION

                                          By:/s/ Joanne L. Bober
                                                Name:Joanne L. Bober
                                                Title:Senior Vice President,
                                                      General Counsel



















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


                                  EXHIBIT LIST


 No.

 4.1 Rights Agreement, dated as of February 1, 1996, between General Signal Corporation and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to General Signal Corporation's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on February 7, 1996).

 4.2 First Amendment, dated as of July 19, 1998, to the Rights Agreement, dated as of February 1, 1996, by and between General Signal Corporation, a New York corporation, and First Chicago Trust Company of New York, as Rights Agent.




















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